Exhibit 4.7

EXECUTIVE EMPLOYMENT AGREEMENT

ESSA PHARMACEUTICALS CORP.

This Agreement is entered into as of July 1, 2019 (this "Agreement") by and between ESSA PHARMACEUTICALS CORP. (the “Company”) and Alessandra Cesano ("Executive"), hereinafter collectively “the parties.”

1. Position.

(a) Title. Executive will serve as the Chief Medical Officer of the Company. Executive will render such business and professional services in the performance of Executive's duties, consistent with Executive's position within the Company, as shall reasonably be assigned to Executive by the Company's President and Chief Executive Officer ("CEO"). The period of Executive's employment under this Agreement is referred to herein as the "Employment Term.” The Employment Term will commence on Executive's actual start date of employment with the Company (the “Start Date”), which is expected to occur no later than July 1, 2019.

(b) Obligations. Executive agrees to the best of Executive's ability and experience that Executive will at all times loyally and conscientiously perform all of the duties and obligations required of and from Executive pursuant to the express and implicit terms hereof, and to the reasonable satisfaction of the Company. During the Employment Term, Executive further agrees that Executive will not engage in any other employment, occupation, consulting, or other business activity directly related to the business in which the Company is now involved or becomes involved during the Employment Term, nor will Executive engage in any other activities that conflict with Executive's obligations to the Company. Nothing in this Agreement will prevent Executive from accepting speaking or presentation engagements in exchange for honoraria or from serving on boards of charitable organizations, or from owning no more than one percent (1%) of the outstanding equity securities of a corporation whose stock is listed on a national stock exchange.

2.       At-Will Employment

The parties agree that, subject to the terms of this Agreement, Executive's employment with the Company is "at-will" and may be terminated at any time with or without cause or notice. Executive understands and agrees that neither Executive’s job performance nor promotions, commendations, bonuses or the like from the Company gives rise to or in any way serves as the basis for modification, amendment, or extension, by implication or otherwise, of Executive’s employment with the Company. The at-will nature of Executive’s employment cannot be modified or amended except by a written agreement signed by Executive and the Company’s CEO.

3.        Compensation.

(a) Base Salary. During the Employment Term, the Company will pay Executive as compensation for Executive's services a base salary at the annualized rate of four hundred thousand dollars ($400,000) (the "Base Salary”). The Base Salary will be paid periodically in accordance with the Company's normal payroll practices and be subject to all required withholdings, and may change at the Company's discretion, including annual review by the Company's Board of Directors (the "Board") or the Compensation Committee of the Board (the “Committee”) for any appropriate adjustment.

(b) Bonus. Executive shall be eligible to be considered for an annual, performance-based, cash bonus of up to 40% of Executive's Base Salary for each calendar year, which bonus shall be awarded in the sole discretion of the Board or the Committee based on a recommendation from the CEO, which shall be based on Executive's performance in the prior calendar year against goals established for such year by the Company and agreed to by the Board. Any bonus awarded shall be paid by no later than March 30 following the calendar year to which the bonus corresponds. If Executive is terminated by or leaves the Company prior to the end of a given calendar year, then the Company shall have no obligation to pay a bonus to Executive for such year. For the year ending December 31, 2019, Executive's bonus may be prorated based upon Executive's Start Date.

(c) Equity Grant. In connection with the commencement of Executive's employment, the Company will recommend that the Board grant Executive an option to purchase a presently unspecified number of shares of common stock of the Company (the "Stock Option"), with an exercise price equal to the fair market value on the date of grant. On completion of current financing activities and confirmation of the Company’s new capital structure, the Company will be able to specify the number of shares to be granted. It is anticipated that the option grant to Executive will amount to a number representing between 1% and 1.5% of the then-current outstanding shares. The Stock Option will vest at a rate determined appropriate for the senior management team as determined by the Compensation Committee. Vesting will, of course, depend on Executive's continued service with the Company through each vesting date. The Stock Option will be subject to the terms of the Company's 2018 Stock Option Plan, or any successor plan (the "Plan") and a certificate evidencing the terms of the option grant thereunder.

In the event that there is a Change of Control (as such term is defined in the Plan), and the Executive incurs an Involuntary Termination (as defined below) during the period on, or within twelve (12) months following such Change of Control, then, in each case, one hundred percent (100%) of the unvested portion of the Stock Option shall vest and become exercisable at the time of Executive's termination from employment. The Stock Option will be an incentive stock option to the maximum extent permitted by law and will be subject to the terms of the Plan and a stock option agreement between Executive and the Company, including but not limited to a "lock up" provision and a right of first refusal in favor of the Company. The description of the Stock Option in this Section 3(c) is qualified in its entirety to the actual terms as shall be set forth in the Stock Option Agreement.

4. Employee Benefits. During the Employment Term, Executive will be entitled to participate in the employee benefit plans currently and hereafter maintained by the Company of general applicability to other senior executives of the Company, including, without limitation, the Company's medical plans. The Company reserves the right to cancel or change the benefit plans and programs it offers to its employees at any time. Executive shall also be entitled to take paid vacation consistent with the Company's vacation policy approved by the Board. Currently, the Company's paid time off (“PTO”) policy provides for accrual of up to 15 days of paid time off per calendar year for years 1 and 2, and an accrual of up to 20 days for subsequent years. Such accrual is capped at 30 days. The Company reserves the right to change its PTO policy to its employees at any time.

5. Severance Benefits.

(a) Involuntary Termination. If Executive's employment with the Company terminates as a result of an Involuntary Termination (as defined below), then, subject to Executive's compliance with Section 8 and Section 13, Executive shall receive severance pay (less applicable withholding taxes) at a rate equal to Executive's Base Salary rate, as then in effect, for a period of twelve (12) months (such payments shall be paid periodically in accordance with the Company's normal payroll policies). If Executive becomes entitled to receive severance pay pursuant to this Section 5(a), Executive will not be entitled to any other severance benefits or similar payments in accordance with the Company's established policies as then in effect.

(b) Voluntary Termination; Termination for Cause. If Executive's employment with the Company is terminated voluntarily by Executive without Good Reason or for Cause by the Company, then (i) all vesting of any unvested stock options or shares of restricted stock held by Executive as of the date of Executive's termination of employment will terminate immediately, (ii) all payments of compensation by the Company to Executive hereunder will terminate immediately (except as to amounts already earned) and (iii) Executive will only be eligible for severance benefits in accordance with the Company's established policies as then in effect.

(c) Termination due to Change of Control. If Executive’s employment with the Company terminates as a result of a Change of Control as defined in Section 6(b) at any time within an eighteen (18) month period following said Change of Control, other than for Cause, then:

(i) The Company shall continue to pay the Executive the then-current base salary for the eighteen (18) months following the Executive’s termination on the Company’s normal payroll schedule. In addition, the Company shall pay a lump sum payment to the Executive within 10 days of the termination equal to, if not theretofore paid, the amount of the Executive’s accrued and unpaid Base Salary and vacation pay for the period to and including the effective date of termination; and

(ii) If the Executive is participating in the Company’s group health insurance plans on the date of the termination, and timely elects to continue such coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, or, if applicable, comparable state or local insurance laws (“COBRA”), then the Company will pay, directly to the COBRA carrier as and when due, the COBRA premiums necessary to continue such health insurance coverage for the Executive and her eligible dependents until the earliest of (i) the first 18 months following the Executive’s separation from service, (ii) the expiration of eligibility for COBRA coverage or (iii) the date when the Executive or her dependents become eligible for substantially equivalent health insurance coverage in connection with new employment or self-employment.

(d) Termination by Reason of Death or Disability. If Executive's employment with the Company terminates as a result of Executive's death or Disability (as defined in Section 6 below), Executive or Executive's estate or representative will receive all salary accrued (plus any other amounts payable as determined by the Board in its sole discretion) as of the date of Executive's death or Disability and any other benefits payable under the Company's then existing benefit plans and policies in accordance with such plans and policies in effect on the date of death or Disability and in accordance with applicable law. Such payments shall be made by the Company periodically in accordance with the Company's normal payroll policies with respect to each element of such payments.

6. Definitions.

(a) Cause. For purposes of this Agreement, "Cause" for a termination of Executive will exist if Executive is terminated for any of the following reasons: (i) Executive's failure to substantially perform his or her duties and responsibilities to the Company (other than a failure from Executive's Disability) after receiving written notice of the alleged failure and ten (10) days opportunity to cure; (ii) Executive's commission of any act of fraud, embezzlement, dishonesty or misrepresentation; (iii) Executive's violation of any federal or state law or regulation applicable to the business of the Company or its affiliates; (iv) Executive's breach of any confidentiality agreement or invention assignment agreement between Executive and the Company (or any affiliate of the Company); or (v) Executive's being convicted of, or entering a plea of nolo contendere to a felony, or committing any act of moral turpitude, dishonesty or fraud against, or the misappropriation of material property belonging to, the Company or its affiliates. The determination as to whether Executive is being terminated for Cause shall be based on a good faith determination by the Board.

(b) Change of Control. For purposes of this Agreement, “Change of Control” means situations where after giving effect to the contemplated transaction and as a result of such transaction: (i) any one person holds a sufficient number of voting shares of the Company or resulting company; or (ii) any combination of persons, acting in concert by virtue of an agreement, arrangement, commitment or understanding, holds in total a sufficient number of voting shares of the Company or its successor to affect materially the control of the Company or its successor; in either case where such person or combination of persons did not previously hold a sufficient umber of voting shares to materially affect control of the Company or its successor and, in the absence of evidence to the contrary, any person or combination of persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, holding more than 20% of the voting shares of the Company or resulting company is deemed to materially affect control of the Company or resulting company; or (iii) there is a sale of substantially all of the assets of the Company; or (iv) the Company enters into a merger, reverse-merger, amalgamation, arrangement, consolidation or other form of business combination, share exchange, reorganization, recapitalization, transfer or other similar transaction with another person (whether or not the Company is the surviving entity) and as a result of such transaction (a) the members of the board of directors immediately prior to such transaction constitute less than a majority of the members of the board of directors of the Company or such surviving entity immediately following such transaction or (b) the persons that beneficially owned, directly or indirectly, the voting shares of the Company immediately prior to such transaction cease to beneficially own, directly or indirectly, voting shares of the Company representing at least a majority of the total voting power of all outstanding classes of voting shares of the surviving entity immediately following such transaction.

(c) Disability. For purposes of this Agreement, "Disability" shall mean that Executive has been unable to perform Executive's duties hereunder as the result of Executive's incapacity due to physical or mental illness, and such inability, which continues for at least 120 consecutive calendar days or 150 calendar days during any consecutive twelve-month period, is determined to be total and permanent by a physician selected by the Company and its insurers and acceptable to Executive or to Executive's legal representative (with such agreement on acceptability not to be unreasonably withheld).

(d) Good Reason. For purposes of this Agreement, "Good Reason" means the occurrence of one or more of the following events effective without Executive's prior consent: (i) the assignment to Executive of any duties or the reduction of Executive's duties, either of which results in a material diminution in Executive's position or responsibilities with the Company; provided that, it being understood that the continuance of Executive's duties and responsibilities at the subsidiary or divisional level following a Change of Control, rather than at the parent, combined or surviving company level following such Change of Control shall not deemed Good Reason within the meaning of this clause (i); (ii) a material reduction by the Company in the base salary of Executive; (iii) a material change in the geographic location at which Executive must perform services (for purposes of the foregoing, the relocation of Executive to a facility or a location less than 25 miles from Executive's then-present location shall not be considered a material change in geographic location); or (iv) any material breach by the Company of any material provision of this Agreement. Executive will not resign for Good Reason without first providing the Company with written notice of the acts or omissions constituting grounds for "Good Reason" within ninety (90) days of the initial existence of the grounds for "Good Reason" and a reasonable cure period of not less than thirty (30) days following the date of such notice. The determination as to whether Executive resigned for Good Reason shall be based on a good faith determination by the Board.

(e) Involuntary Termination. For purposes of this Agreement, an "Involuntary Termination" shall be deemed to occur if: (i) Executive's employment with the Company is terminated by the Company for any reason other than Cause (and for a reason other than Executive's death or Disability); or (ii) Executive terminates Executive's employment with the Company for Good Reason.

7. Proprietary Information and Inventions Agreement. Executive acknowledges that Executive is and will continue to be bound by the terms and conditions of the Employee Invention Assignment, Confidentiality and Non-Competition Agreement (the “Employee Agreement”) that is executed concurrently with this Employment Agreement.

8. Conditional Nature of Severance Payments.

(a) Non-Solicitation; Non-Competition. Executive agrees and acknowledges that Executive's right to receive the severance benefits set forth in Section 5 (to the extent Executive is otherwise entitled to such benefits) shall be conditioned upon Executive's continued compliance with Section 8 (Non-Solicitation) and Section 9 (Non-Competition) of the Employee Agreement and Section 8(b) of this Agreement. Upon any breach of this section, all severance benefits pursuant to this Agreement including, without limitation, Executive's right to exercise any stock options on a date that is more than ninety (90) days after the date that Executive's employment was terminated.

(b) Separation Agreement and Release of Claims. The receipt of any severance pursuant to Section 5 will be subject to Executive signing and not revoking a standard separation agreement and release of claims with the Company (the "Release") and provided that such Release becomes effective and irrevocable no later than sixty (60) days following the termination date (such deadline, the "Release Deadline"). If the Release does not become effective and irrevocable by the Release Deadline, Executive will forfeit any rights to severance or benefits under this Agreement. In no event will severance payments or benefits be paid or provided until the Release becomes effective and irrevocable

(c) Non-Disparagement. During and after the Employment Term, Executive agrees to refrain from any defamation, libel or slander of the Company and its officers, directors, employees, agents, investors, stockholders, administrators, affiliates, divisions, subsidiaries, predecessor and successor corporations, and assigns, and any tortious interference with the contracts, relationships and prospective economic advantage of any of the foregoing persons and entities.

(d) Understanding of Covenants. Executive represents that Executive (i) is familiar with the covenants set forth in Section 8 and Section 9 of the Employee Agreement, and (ii) is fully aware of Executive's obligations hereunder, including, without limitation, the reasonableness of the length of time, scope and geographic coverage of such covenants.

9. Confidentiality of Terms. Executive agrees to follow the Company's strict policy that employees must not disclose, either directly or indirectly, any of the terms of this Agreement to any person, including other employees of the Company; provided, however, that Executive may discuss such terms with members of Executive's immediate family and any legal, tax or accounting specialists who provide Executive with individual legal, tax or accounting advice.

10. Assignment. This Agreement will be binding upon and inure to the benefit of (a) the heirs, executors and legal representatives of Executive upon Executive's death and (b) any successor of the Company. Any such successor of the Company will be deemed substituted for the Company under the terms of this Agreement for all purposes. For this purpose, "successor" means any person, firm, corporation or other business entity which at any time, whether by purchase, merger or otherwise, directly or indirectly acquires all or substantially all of the assets or business of the Company. None of the rights of Executive to receive any form of compensation payable pursuant to this Agreement may be assigned or transferred except by will or the laws of descent and distribution. Any other attempted assignment, transfer, conveyance or other disposition of Executive's right to compensation or other benefits will be null and void.

11. Notices. All notices, requests, demands and other communications called for hereunder shall be in writing and shall be deemed given (a) on the date of delivery if delivered personally, (b) one (1) day after being sent by a well-established commercial overnight service, or (c) four (4) days after being mailed by registered or certified mail, return receipt requested, prepaid and addressed to the parties or their successors at the following addresses, or at such other addresses as the parties may later designate in writing:

If to the Company:	ESSA Pharmaceuticals Corp.

c/o ESSA Pharma, Inc.

99West Broadway, Ste 720

Vancouver, BC V5Z 1K5

Attn: CEO

If to Executive:	700 Baltic Circle #716

Redwood City, CA 94065

12. Severability. In the event that any provision hereof becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement will continue in full force and effect without said provision.

13. Section 409A.

(a) Notwithstanding anything to the contrary in this Agreement, no severance pay or benefits to be paid or provided to Executive, if any, pursuant to this Agreement that, when considered together with any other severance payments or separation benefits, are considered deferred compensation under Code Section 409A, and the final regulations and any guidance promulgated thereunder ("Section 409A") (together, the "Deferred Payments") will be paid or otherwise provided until Executive has a "separation from service" within the meaning of Section 409A. Similarly, no severance payable to Executive, if any, pursuant to this Agreement that otherwise would be exempt from Section 409A pursuant to Treasury Regulation Section 1.409A 1(b)(9) will be payable until Executive has a "separation from service" within the meaning of Section 409A.

(b) Any severance payments or benefits under this Agreement that would be considered Deferred Payments will be paid on, or, in the case of installments, will not commence until, the sixtieth (60th day following Executive's separation from service, or, if la required by Section 13(c). Any installment payments that would have been made to Executive during the sixty (60) day period immediately following Executive's separation from service but for the preceding sentence will be paid to Executive on the sixtieth (60th) day following Executive's separation from service and the remaining payments shall be made as provided in this Agreement.

(c) Notwithstanding anything to the contrary in this Agreement, if Executive is a "specified employees within the meaning of Section 409A at the time of Executive's termination (other than due to death), then the Deferred Payments that are payable within the first six (6) months following Executive's separation from service, will become payable on the first payroll date that occurs on or after the date six (6) months and one (1) day following the date of Executive's separation from service. All subsequent Deferred Payments, if any, will be payable in accordance with the payment schedule applicable to each payment or benefit. Notwithstanding anything herein to the contrary, if Executive dies following Executive's separation from service, but prior to the six (6) month anniversary of the separation from service, then any payments delayed in accordance with this paragraph will be payable in a lump sum as soon as administratively practicable after the date of Executive's death and all other Deferred Payments will be payable in accordance with the payment schedule applicable to each payment or benefit. Each payment and benefit payable under this Agreement is intended to constitute a separate payment for purposes of Section 1.409A 2(b)(2) of the Treasury Regulations.

(d) Any amount paid under this Agreement that satisfies the requirements of the "short term deferral" rule set forth in Section 1.409A-1(b)(4) of the Treasury Regulations will not constitute Deferred Payments for purposes of Section 13(a) above. Any amount paid under this Agreement that qualifies as a payment made as a result of an involuntary separation from service pursuant to Section 1.409A-1(b)(9)(iii) of the Treasury Regulations that does not exceed the Section 409A Limit (as defined below) will not constitute Deferred Payments for purposes of Section 13(a) above. For purposes of this Agreement, "Section 409A Limit" will mean the lesser of two (2) times: (i) Executive's annualized compensation based upon the annual rate of pay paid to Executive during the Executive's taxable year preceding the Executive's taxable year of the termination of employment as determined under Treasury Regulation Section 1.409A 1(b))(iii)(A)(I) and any Internal Revenue Service guidance issued with respect thereto; or (ii) the maximum amount that may be taken into account under a qualified plan pursuant to Section 401(a)(17) of the Internal Revenue Code for the year in which Executive's employment is terminated

(e) The foregoing provisions are intended to comply with the requirements of Section 409A so that none of the severance payments and benefits to be provided hereunder will be subject to the additional tax imposed under Section 409A, and any ambiguities herein will be interpreted to so comply. The Company and Executive agree to work together in good faith to consider amendments to this Agreement and to take such reasonable actions which are necessary, appropriate or desirable to avoid imposition of any additional tax or income recognition prior to actual payment to Executive under Section 409A.

14. Arbitration.

(a) General. In consideration of Executive's service to the Company, Executive's promise to arbitrate all employment related disputes and Executive's receipt of the compensation, pay raises and other benefits paid to Executive by the Company, at present and in the future, Executive agrees that any and all controversies, claims, or disputes with anyone (including the Company and any employee, officer, director, stockholder or benefit plan of the Company in their capacity as such or otherwise) arising out of, relating to, or resulting from Executive's service to the Company under this Agreement or otherwise or the termination of Executive's service with the Company, including any breach of this Agreement, shall be subject to binding arbitration under the Arbitration Rules set forth in the Revised Code of Washington Chapter 7.04 (the "Rules") and pursuant to Washington law. Disputes which Executive agrees to arbitrate, and thereby agrees to waive any right to a trial by jury, include any statutory claims under state or federal law, including, but not limited to, claims under Title VII of the Civil Rights Act of 1964, the Americans with Disabilities Act of 1990, the Age Discrimination in Employment Act of 1967, the Older Workers Benefit Protection Act, claims of harassment, discrimination or wrongful termination. Executive further understands that this Agreement to arbitrate also applies to any disputes that the Company may have with Executive.

(b) Procedure. Executive agrees that any arbitration will be administered by the American Arbitration Association ("AAA") and that a neutral arbitrator will be selected in a manner consistent with its National Rules for the Resolution of Employment Disputes. The arbitration proceedings will allow for discovery according to the National Rules for the Resolution of Employment Disputes and the Washington Code of Civil Procedure. Executive agrees that the arbitrator shall have the power to decide any motions brought by any party to the arbitration, including motions for summary judgment and/or adjudication and motions to dismiss and demurrers, prior to any arbitration hearing. Executive agrees that the arbitrator shall issue a written decision on the merits with findings of fact and conclusions of law. Executive also agrees that the arbitrator shall have the power to award any remedies, including attorneys' fees and costs, available under applicable law. Executive understands the Company will pay for any administrative or hearing fees charged by the arbitrator or AAA except that Executive shall pay the first $200.00 of any filing fees associated with any arbitration Executive initiates. Executive agrees that the arbitrator shall administer and conduct any arbitration in a manner consistent with the Rules and that to the extent that the AAA's National Rules for the Resolution of Employment Disputes conflict with the Rules, the Rules shall take precedence.

(c) Remedy. Except as provided by the Rules, arbitration shall be the sole, exclusive and final remedy for any dispute between Executive and the Company. Accordingly, except as provided for by the Rules, neither Executive nor the Company will be permitted to pursue court action regarding claims that are subject to arbitration. Notwithstanding, the arbitrator will not have the authority to disregard or refuse to enforce any lawful Company policy, and the arbitrator shall not order or require the Company to adopt a policy not otherwise required by law which the Company has not adopted.

(d) Availability of Injunctive Relief. In addition to the right under the Rules to petition the court for provisional relief, Executive agrees that any party may also petition the court for injunctive relief where either party alleges or claims a violation of this Agreement or the Employee Agreement or any other agreement regarding trade secrets, confidential information, non-competition, non-solicitation or non-disparagement. In the event either party seeks injunctive relief, the prevailing party shall be entitled to recover reasonable costs and attorneys' fees.

(e) Administrative Relief. Executive understands that this Agreement does not prohibit Executive from pursuing an administrative claim with a local, state or federal administrative body such as the Washington State Human Rights Commission, Equal Employment Opportunity Commission or the workers' compensation board. This Agreement does, however, preclude Executive from pursuing court action regarding any such claim.

15. Voluntary Nature of Agreement. Executive acknowledges and agrees that Executive is executing this Agreement voluntarily and without any duress or undue influence by the Company or any other person. Executive further acknowledges and agrees that Executive has carefully read this Agreement and that Executive has asked any questions needed for Executive to understand the terms, consequences and binding effect of this Agreement and fully understand it, including that Executive is waiving Executive's right to a jury trial. Finally, Executive agrees that Executive has been provided an opportunity to seek the advice of an attorney of Executive's choice before signing this Agreement.

16. Integration. This Agreement, any stock option agreements between the Company and Executive and the Employee Agreement represent the entire agreement and understanding between the parties as to the subject matter herein and supersede all prior or contemporaneous agreements whether written or oral, including but not limited to the offer letter agreement with the Company dated July 1, 2019. No waiver, alteration, or modification of any of the provisions of this Agreement will be binding unless in writing and signed by duly authorized representatives of the parties hereto.

17. Tax Withholding. All payments made pursuant to this Agreement will be subject to withholding of applicable taxes.

18. Governing Law. This Agreement will be governed by the laws of the State of California, without giving effect to principles of conflict of laws.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written,

COMPANY:

ESSA PHARMACEUTICALS CORP.

By: David R. Parkinson

Title: President and Chief Executive Officer

EXECUTIVE:

Print Name: Alessandra Cesano

Title: Chief Medical Officer